Exhibit 99.39

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 15, 2011.

3.	Press Release

The Press Release dated March 15, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that it had increased its offer to Capital Gold by adding $0.25 cash per share for each share of Capital Gold.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 15, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 15, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS GOLD INCREASES OFFER FOR CAPITAL GOLD
BY ADDING US$0.25 CASH PER SHARE

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM) today announced that it has delivered an increased offer to the Capital Gold Board of Directors for the merger of Timmins Gold and Capital Gold. Under the increased offer, Capital Gold shareholders will now receive 2.27 Timmins Gold common shares and US$0.25 in cash for each share of Capital Gold common stock.

The increased offer provides Capital Gold shareholders with total consideration of US$5.89 per Capital Gold share and exceeds the value of the Gammon offer by US$0.47 (or 8.7%) per Capital Gold share, based on closing prices on March 14, 2011.

“Our increased offer underscores our strong commitment to the merger of Timmins Gold and Capital Gold and reinforces the clear superiority of our offer over the proposed sale of Capital Gold to Gammon,” stated Bruce Bragagnolo, CEO of Timmins Gold.

Mr. Bragagnolo continued, “Following numerous meetings with Capital Gold shareholders, we know there is widespread support for the merger of Timmins Gold and Capital Gold, including from some of Capital Gold’s largest institutional shareholders. In light of our increased offer, we urge the Board of Capital Gold to determine that our new proposal is superior to the Gammon offer and to withdraw its support for the Gammon transaction. The Gammon transaction significantly increases Capital Gold shareholders’ exposure to underperforming assets. We are confident that the Board of Capital Gold will support our increased offer, which now delivers even greater value to its shareholders.”

Timmins will amend the terms of its exchange offer, which has not yet commenced, for all of the outstanding shares of Capital Gold common stock to reflect the increased offer.

Sprott Resource Lending Partnership has agreed to provide Timmins Gold with a C$15.0 million credit line and a C$5 million working capital facility. Availability under the credit line and working capital facility is not contingent on completion of the merger of Timmins Gold and Capital Gold.

PRESERVE YOUR RIGHT TO A BETTER DEAL —

VOTE NOW AGAINST THE PROPOSED GAMMON MERGER

Timmins continues to urge Capital Gold shareholders to preserve their right to receive the improved economic terms of Timmins’ offer by voting AGAINST the Gammon Deal on the GOLD proxy card. Shareholders who have previously voted on Capital Gold’s white proxy card may obtain assistance in revoking or changing that vote by contacting Innisfree M&A Incorporated tool-free at 1-877-800-5182 (banks and brokers should call collect at 212-750-5833).

TIME IS SHORT AND YOUR VOTE IMPORTANT!

To ensure your vote is received before the meeting,
please vote by telephone or via the Internet.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5182.